UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

3 Hanechoshet St.

Tel Aviv, Israel 6971068

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On August 25, 2022, Jeffs’ Brands Ltd  (the “Company”) closed its initial public offering (“IPO”) of 3,717,473 units (“Units”), each consisting of one ordinary share, no par value (“Ordinary Shares”), and one warrant to purchase one Ordinary Share (“Warrants”), pursuant to the Company’s registration statement on Form F-1 (File No. 333-262835) originally filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2022, which registration statement was declared effective by the SEC on August 25, 2022. The Units were sold at an initial public offering price of $4.16 per Unit. In addition, the Company also issued and sold 425,912 Warrants to purchase up to 425,912 Ordinary Shares at a price of $0.01 per Warrant pursuant to the partial exercise of the underwriter’s over-allotment option. The Warrants have an exercise price of $4.04 per Ordinary Share and may be immediately exercised until August 30, 2027. In connection with the IPO, the Company issued and sold 3,717,473 Ordinary Shares and 4,143,385 Warrants (including over-allotment) and received aggregate gross proceeds of approximately $15.5 million, before deducting underwriting discounts and before offering expenses. Aegis Capital Corp. served as sole book-running manager for the IPO, which was conducted on a firm commitment basis. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “JFBR” and “JFBRW”, respectively, on August 26, 2022.

The Company issued press releases announcing the pricing and closing of the IPO on August 26, 2022 and August 30, 2022, respectively. Copies of the press releases are furnished herewith as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

In connection with the IPO, on August 29, 2022, the Company filed with the Israeli Companies Registrar amended and restated articles of association. A copy of the Company’s articles of association in effect immediately following the consummation of the IPO and giving effect to the amendment is filed herewith as Exhibit 3.1 and is incorporated by reference herein.

Also in connection with the IPO, on August 30, 2022, the Company issued 1,463,619 Ordinary Shares in connection with the conversion of certain outstanding related party loans and warrants to purchase up to 78,125 Ordinary Shares to certain investors and an advisor.

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Articles of Association of Jeffs’ Brands Ltd, as amended
99.1	Press release issued by Jeffs’ Brands Ltd dated August 26, 2022, titled “Jeffs’ Brands Ltd. Announces Pricing of $15.5 Million Initial Public Offering.”
99.2	Press release issued by Jeffs’ Brands Ltd dated August 30, 2022, titled “Jeffs’ Brands Ltd Announces Closing of $15.5 Million Initial Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: August 31, 2022	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

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